Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
CORNER GROWTH ACQUISITION CORP. 2

RESOLVED, as a special resolution, that:

i) Article 49.7 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.7 In the event that the Company does not consummate a Business Combination on or before 31 December 2024, or such earlier time that shall be determined by the Directors in their sole discretion, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

ii) Article 49.8 of the Articles of Association of the Company be deleted in its entirety and replaced as follows:

“49.8 In the event that any amendment is made to this Article:

(a) that would modify the substance or timing of the Company’s obligation to:

(i) provide for the redemption of the Public Shares in connection with a Business Combination; or

(ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination on or before 31 December 2024, or such earlier time that shall be determined by the Directors in their sole discretion; or

(b) with respect to any other provision relating to the rights of holders of the Class A Shares;

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes paid or payable) and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

iii) Article 49.10 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 49.10:

“49.10 Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Account; or (b) vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to Members prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time the Company has to consummate a business combination beyond 31 December 2024 or (y) amend this Article 49.10.”

RESOLVED, as a special resolution:

i) Article 49.5 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 49.5:

“49.5 Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated.”

ii) Article 49.2 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 49.2:

“49.2 Prior to the consummation of a Business Combination, the Company shall either:

(a)     submit such Business Combination to its Members for approval; or

(b)    provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.”

iii) Article 49.4 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 49.4:

“49.4 At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination.”